EXHIBIT 99.5

Press Release

Total and Macquarie Partner to Develop 2GW Floating Offshore

Wind Portfolio in South Korea

Paris, September 1st 2020 – Total and Macquarie’s Green Investment Group (GIG) have concluded a 50/50 partnership to develop a portfolio of 5 large floating offshore wind projects in South Korea with a potential cumulated capacity of more than 2 gigawatts (GW).

Located off the Eastern and Southern coasts of the country (Ulsan and South Jeolla Provinces), the projects have commenced on-site comprehensive wind data collection campaign. The partners aim to launch construction of the first project of around 500 megawatts by end 2023.

With the announcement of the “Green New Deal” plan last July 14th, South Korea has re-affirmed its strong ambitions to develop renewable energies which shall reach at least 20% of the power mix by 2030, including 12 GW of offshore wind capacities. The country has a significant potential for the development of a floating offshore wind segment benefiting from a strong governmental support and a unique set of local competencies amongst which the extensive shipbuilding know-how and the country’s ambitious R&D programs.

“Our entry in the floating offshore wind segment in South Korea is in line with Total’s strategy to profitably develop renewable energy worldwide and contribute to our net zero ambition.” said Patrick Pouyanné, Chairman & CEO of Total. “We strongly believe in the potential of floating offshore wind in South Korea, which will play a key role in achieving the country’s renewables objectives. Thanks to its extensive experience in offshore projects, in cooperation with many Korean shipyards, Total is particularly well positioned to contribute to the successful development of this new technology in South Korea together with our partner GIG. We are indeed very keen to expand our long-term cooperation with South Korea, contribute to the diversification of its energy mix and support the emergence of a new industrial sector by maximizing Korean content within the supply chain of these projects”.

Subject to regulatory approvals and satisfaction of other conditions precedent, the partnership will become effective in the autumn of 2020.

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Total and Low-Carbon Electricity

Total integrates climate change into its strategy and stays ahead of new energy market trends by building a portfolio of activities in low-carbon electricity that could account for up to 40% of its sales by 2050. Today, Total’s gross low-carbon power generation capacity worldwide is currently close to 9 gigawatts, including over 5 gigawatts from renewable energies. Total targets 25 GW of a renewable generation capacity in 2025 and will continue to expand its business to become a leading international player in renewable energies.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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